Exhibit 99.2

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholder

Shinhan Card Co., Ltd.:

We have audited the accompanying separate financial statements of Shinhan Card Co., Ltd. (the “Company”), which comprise the separate statements of financial position as at December 31, 2016 and 2015, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies use and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2016 and 2015 and its separate financial performance and its separate cash flows for the years the ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such seperate financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2017

This report is effective as of March 7, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.

Separate Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won, except share data)	Note	2016		2015
Assets
Cash and due from banks	9, 37	~~W~~	266,326	281,147
Trading financial assets	10		590,101	495,029
Derivative assets	11		3,168	422
Loans and receivables, net	12		22,036,105	20,746,323
Available-for-sale financial assets	13		242,156	449,617
Property and equipment, net	14		74,358	81,434
Intangible assets	15		38,620	51,715
Investments in associates	16		29,502	15,601
Deferred tax assets	36		196,573	152,978
Other assets	17		713,969	885,274

Total assets		~~W~~	24,190,878	23,159,540

Liabilities
Derivative liabilities	11	~~W~~	5,189	11,950
Borrowings	18		3,080,611	3,408,332
Debentures, net	19		11,056,578	9,764,316
Liability for defined benefit obligations	20		34,025	21,160
Current tax liabilities	36		128,669	110,726
Provisions	21		389,673	372,549
Other liabilities	22		3,596,993	3,250,558

Total liabilities			18,291,738	16,939,591

Equity
Common stock of ~~W~~5,000 par value Authorized - 2,000,000,000 shares Issued and outstanding -125,369,403 shares in 2016 and 2015	24		626,847	626,847
Capital surplus	24		860,592	860,592
Capital adjustments	24		(370)	358
Accumulated other comprehensive income	24		118,059	266,055
Retained earnings	24,25		4,294,012	4,466,097

Total equity			5,899,140	6,219,949

Total liabilities and equity		~~W~~	24,190,878	23,159,540

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won, except earnings per share)	Note	2016		2015
Interest income		~~W~~	1,860,375	1,789,633
Interest expense			(387,311)	(446,038)

Net interest income	29		1,473,064	1,343,595

Fee and commission income			2,382,443	2,428,611
Fee and commission expense			(2,154,631)	(2,172,207)

Net fee and commission income	30		227,812	256,404

Dividend income	31		24,876	27,240
Net trading income	10		10,360	10,256
Net income (loss) on derivatives	11		2,920	(1,584)
Net income on foreign currency transactions	7		25,620	27,324
Net gain on sales of available-for-sale financial assets	13		208,450	183,581
Net impairment loss on financial assets	32		(327,996)	(305,870)
General administrative expenses	33		(746,190)	(762,126)
Other operating income, net	34		43,693	98,844

Operating income			942,609	877,664

Non-operating expense, net	35		(4,120)	(2,085)

Profit before income tax			938,489	875,579
Income tax expense	36		(210,547)	(182,764)

Profit for the year		~~W~~	727,942	692,815

Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	20, 24		(5,576)	(17,836)

Items that are or may be reclassified subsequently to profit or loss
Net changes in unrealized fair value of available-for-sale financial assets	7, 24		(147,413)	(49,105)
Net changes in the unrealized fair value of cash flow hedges	11, 24		4,993	1,390

Other comprehensive loss for the year, net of tax			(147,996)	(65,551)

Total comprehensive income for the year		~~W~~	579,946	627,264

Earnings per share
Basic earnings per share (in won)	27	~~W~~	5,806	5,526

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

	2015
(In millions of won)	Common stock		Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2015	~~W~~	626,847	860,592	(154)	331,606	4,323,403	6,142,294
Dividends		—	—	—	—	(550,121)	(550,121)
Share-based payment transactions		—	—	512	—	—	512
Retained earnings after appropriation:
Profit for the year		—	—	—	—	692,815	692,815
Remeasurement of the net defined benefit obligations		—	—	—	(17,836)	—	(17,836)
Net changes in the unrealized fair value of available-for-sale financial assets		—	—	—	(49,105)	—	(49,105)
Net changes in the unrealized fair value of cash flow hedges		—	—	—	1,390	—	1,390

Balance at December 31, 2015	~~W~~	626,847	860,592	358	266,055	4,466,097	6,219,949

	2016
(In millions of won)	Common stock		Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2016	~~W~~	626,847	860,592	358	266,055	4,466,097	6,219,949
Dividends		—	—	—	—	(900,027)	(900,027)
Share-based payment transactions		—	—	(728)	—	—	(728)
Retained earnings after appropriation:
Profit for the year		—	—	—	—	727,942	727,942
Remeasurement of the net defined benefit obligations		—	—	—	(5,576)	—	(5,576)
Net changes in the unrealized fair value of available-for-sale financial assets		—	—	—	(147,413)	—	(147,413)
Net changes in the unrealized fair value of cash flow hedges		—	—	—	4,993	—	4,993

Balance at December 31, 2016	~~W~~	626,847	860,592	(370)	118,059	4,294,012	5,899,140

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	2016		2015
Cash flows from operating activities
Profit before income tax	~~W~~	938,489	875,579
Adjustments for:
Interest income		(1,860,375)	(1,789,633)
Interest expense		387,311	446,038
Dividend income		(24,876)	(27,240)
Fee and commission income		(283,406)	(270,180)
Fee and commission expense		166,216	167,900
Net gain on valuation of trading financial assets		(101)	(29)
Net loss (gain) on valuation and transaction of derivatives		(2,920)	1,584
Net loss (gain) on foreign currency transaction		2,918	(1,580)
Net gain on sales of available-for-sale financial assets		(208,450)	(183,581)
Bad debt expenses		336,083	317,889
Provision of allowance for unused loan commitments		21,989	16,151
Reversal of impairment loss on available-for-sale financial assets		(8,087)	(12,019)
Non-cash general administrative expenses		68,554	78,416
Non-operating incomes, net		(206)	(1,306)

		(1,405,350)	(1,257,590)

Changes in assets and liabilities:
Trading financial assets		(94,971)	98,047
Loans and receivables, net		(1,585,086)	(1,246,009)
Other assets		138,421	(224,424)
Liability for defined benefit obligations		(14,974)	(31,685)
Provisions		(57,110)	(54,703)
Other liabilities		693,213	514,716

		(920,507)	(944,058)

Income taxes paid		(188,147)	(173,906)
Interest received		1,709,139	1,633,917
Interest paid		(408,014)	(524,271)
Dividend received		24,876	27,040

Net cash used in operating activities	~~W~~	(249,514)	(363,289)

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows (continued)

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from investing activities
Decrease in restricted due from banks		~~W~~	2	52
Proceeds from disposal of available-for-sale financial assets			230,172	203,913
Acquisition of available-for-sale financial assets			(651)	—
Acquisition of investments in associates			(13,901)	(15,386)
Proceeds from disposal of property and equipment			553	74
Acquisition of property and equipment			(9,925)	(13,597)
Proceeds from disposal of intangible assets			10,940	1,653
Acquisition of intangible assets			(24,828)	(16,196)
Decrease in guarantee deposits			9,402	7,986
Increase in guarantee deposits			(14,895)	(10,860)

Net cash provided by investing activities			186,869	157,639

Cash flows from financing activities
Proceeds from borrowings			999,415	1,052,344
Repayment of borrowings			(1,331,861)	(806,141)
Proceeds from debentures			3,260,330	3,142,293
Repayment of debentures			(1,980,031)	(2,724,000)
Cash outflows from cash flow hedges			—	(1,824)
Dividends paid			(900,027)	(550,121)

Net cash provided by financing activities			47,826	112,551

Net decrease in cash and cash equivalents			(14,819)	(93,099)
Cash and cash equivalents at beginning of year			280,724	373,823

Cash and cash equivalents at end of year	37	~~W~~	265,905	280,724

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity

Shinhan Card Co., Ltd. (the “Company”) was incorporated on December 17, 1985. The address of the Company’s registered office is Sogong-Ro 70, Jung-Gu, Seoul (Post Tower Chungmu-Ro 1Ga). The Company provides credit card services, factoring, installment financing and lease financing under the Credit Specialized Financial Business Act.

As of December 31, 2016 the Company has approximately 12.10 million personal credit card holders (21.15 million including check card holders), 1.74 million merchants in its network and 32 branch offices. The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”).

2.	Basis of Preparation

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed under article 13 of the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 8, 2017, which will be submitted for approval to the shareholder’s meeting to be held on March 23, 2017.

(a)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	trading financial assets are measured at fair value;

•	available-for-sale financial assets are measured at fair value;

•	liabilities for share-based payment arrangements are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(b)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

2.	Basis of Preparation, continued

(c)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in note 5.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(a)	Investments in associates and subsidiaries in the separate financial statements

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applied the cost method to investments in associates and subsidiaries, at cost.

Dividend from investments in associates and subsidiaries is recognized when the right to receive the dividend is authorized.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

(c)	Non-derivative financial assets

Non-derivative financial assets are classified into financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial assets are recognized in the separate financial statements when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company measures a Non-derivative financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(c)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Attributable transaction costs are recognized in profit or loss as incurred.

Held-to-maturity investments

Held-to-maturity investments are non-derivative assets with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value. However, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives which are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

In transactions in which the Company neither retains nor transfers substantially all the risks and rewards of ownership of a financial asset and it retains control over the asset, the Company continues to recognize the asset and the relevant liability to the extent of its continuing involvement in the financial asset.

When the Company transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(d)	Derivative financial assets

Derivatives are recognized initially at fair value on trade date. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds derivative financial instruments such as interest rate swaps and currency swaps to hedge its foreign currency and interest rate risk exposures. The Company designates certain derivatives as hedging instruments for the purpose of hedging the exposure to changes in fair value of recognized assets or liabilities or unrecognized firm commitments (fair value hedge) and the exposure to variability in cash flows that is attributable to a risk associated with changes in foreign exchange rates of highly probable forecast transactions or firm commitments (cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss together with changes in the fair value of the hedged items that are attributable to the hedged risk in the same line item in the separate statement of comprehensive income as the hedged item.

If the hedging derivative expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, hedge accounting is discontinued, prospectively. Any adjustment to the hedged item is amortized to profit or loss from the discontinuance.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income.

The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued, prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(d)	Derivative financial assets, continued

(ii)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for as a stand-alone derivatives if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized in profit or loss.

(iii)	Other derivatives

Except for effective hedge derivatives as measurement of hedge, all derivatives have to be estimated in fair value. Valuation profit and loss from difference between fair values are recognized as profit or loss of this term.

(e)	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm’s length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the company and the credit risk of customers. As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(f)	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets, except for financial assets at fair value through profit or loss, is impaired. A financial asset is impaired if objective evidence indicates that loss events have occurred after the initial recognition of the asset, and that they had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, a financial asset is not impaired by the expected future loss event.

Objective evidence that financial assets are impaired includes the following loss events:

•	Significant financial difficulty of the borrower or issuer

•	Default or delinquency in interest or principal payments

•	Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider

•	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization

•	The disappearance of an active market for a security

•	Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

In addition to the types of events above, objective evidence of impairment for an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value of an equity instrument below its cost. If there is objective evidence of impairment, the impairment losses measured by the following financial asset categories are recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(f)	Impairment of financial assets, continued

Loans and receivables

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

The impairment loss of loans and receivables measured at amortized cost which is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

Financial assets carried at cost

The amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Held-to-maturity financial assets

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. The impairment losses of held-to-maturity financial assets and available-for-sale financial assets are recognized by reducing the carrying amount directly. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The impairment losses on held-to-maturity financial assets are reduced from the carrying amount directly.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(g)	Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located. The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs. After first recognition, property and equipment are recognized as book value, which is the amount of taking accumulated depreciation and accumulated impairment losses off acquisition cost.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of plant and equipment are recognized in other operating income.

The estimated useful lives and depreciation methods are as follows.

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The change is accounted for as a change in an accounting estimate.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(h)	Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. The change is accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(i)	Leases

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance lease

A finance lease receivable is the net investment in the lease asset representing the aggregate future minimum lease payments including unguaranteed residual value, if any. The difference between the finance lease receivable and the book value of the underlying asset is recorded as gain (loss) on disposition of lease asset. Additionally, the lease payments received are recognized as collection of finance lease receivable and interest income, determined using the effective interest rate. The Company also recognizes initial direct costs incurred in negotiating and arranging a finance lease, included as part of net investment, and those costs are expensed as an adjustment to revenue over the lease term.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(i)	Leases, continued

Operating lease

For an operating lease, revenue is recognized evenly throughout the lease period, and the operating lease assets are depreciated using the same depreciation method and estimated useful lives used for similar assets held by the Company. The Company also recognizes initial direct costs incurred in negotiating and arranging an operating lease, as a separated asset. The depreciation for leased assets is consistent with the Company’s depreciation for similar assets.

(j)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets related to employee benefit and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

(k)	Non-derivative financial liabilities

Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of a financial liability. Financial liabilities are recognized in the separate financial statements when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Attributable transaction costs are recognized in profit or loss as incurred.

Other financial liabilities

The financial liabilities that are not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at fair value less transaction costs that are directly attributable to the issuance upon initial recognition. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

The Company removes a financial liability from its separate statement of financial position only when it is extinguished – i.e. when its contractual obligations are discharged, cancelled or expired.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(l)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are expected to be settled beyond 12 months after the end of the annual reporting period in which the employees render the related service. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(iv)	Retirement benefits: defined benefit plans, continued

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

Termination benefits are expensed at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

(m)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

The Company recognized provisions with regard to litigation, customer loyalty programme and unused credit commitments for credit purchases and cash advances. Allowance for unused credit commitments is estimated using valuation model by credit conversion factor, probability of default and loss given default. And, in accordance with rental contracts that require restoration at the end of the contract period, present values of the expected restoration costs are recognized as allowance for asset retirement obligation.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(n)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on the settlement of monetary items and on translating monetary items are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(o)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(p)	Share-based payment transactions

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(p)	Share-based payment transactions, continued

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company’s employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments. The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Company has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(q)	Interest and fee income recognition

The Company recognizes interest and fee income from cardholders and merchants on an accrual basis. However, the Company recognizes service charges and interest income from delinquent cardholders on cash basis. Certain fees associated with lending activities which meet specified criteria, are deferred and amortized over the life of the loan as an adjustment to the carrying amount of the loan. The amortization of deferred fee is recognized as operating revenue by the effective interest rate method.

(r)	Customer loyalty programmes

The fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Company provides awards, in the form of price discounts or by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as accrued income and revenue is recognized only when the points are redeemed and the Company has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(s)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, dividends on preference shares classified as liabilities, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(t)	Income taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the separate profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Company. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the separate corporate tax system. Separate corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period. The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(t)	Income taxes, continued

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(u)	Earnings per share

The Company presents basic earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

(v)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2016, and the Company has not early adopted them.

Management is in the process of evaluating the impact of the amendments on the Company’s separate financial statements.

(w)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2016, and the Company has not early adopted them.

Management believes that the impact of the following amendments on the Company’s financial statements cannot be estimated at the date of reporting.

(i)	K-IFRS No. 1109 Financial Instruments

K-IFRS 1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS 1039, Financial Instruments: Recognition and Measurement. The Company plans to adopt K-IFRS 1109 for the year beginning on January 1, 2018.

K-IFRS 1109 will generally be applied retrospectively; however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(w)	New standards and interpretations not yet adopted, continued

(i)	K-IFRS No. 1109 Financial Instruments, continued

As there are additional requirements for a financial asset to be classified as measured at amortized costs or FVOCI under K-IFRS 1109 compared to the existing guidance in K-IFRS 1039, the adoption of K-IFRS 1109 would potentially increase the proportion of financial assets that are measured at FVTPL, increasing volatility in the Company’s profit or loss.

As a portion of fair value change due to credit risk which was recognized in profit or loss under the existing standard, K-IFRS 1039, will be presented in OCI under K-IFRS 1109, profit or loss related to valuation of financial liabilities is likely to decrease.

Under K-IFRS 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS 1039 as loss allowances will be measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification	Loss allowances
Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Credit risk has increase significantly since the initial recognition Credit-impaired	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Certain transactions which were not qualified for hedge accounting under the existing standard will be likely to qualify for hedge accounting under K-IFRS 1109, decreasing volatility in the Company’s profits or loss.

For smooth implementation of K-IFRS No. 1109, financial impact analysis, accounting policy development, accounting system development and the system test are necessary. Starting from November 2015, the Company has performed financial impact analysis and established accounting policies, and is developing accounting systems as of December 31, 2016. The Company plans to test the system in 2017.

The actual impact of adopting K-IFRS No. 1109 on the financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Compnay will hold and economic conditions at the time as well as accounting policy election and judgments that it will be make in the future. The Company plans to analyze financial impact once the system development process is completed by no later than the end of 2017.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, continued

(w)	New standards and interpretations not yet adopted, continued

(ii)	K-IFRS No. 1115 Revenue from Contracts with Customers

K-IFRS 1115 Revenue from Contracts with Customers, published on November 6, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS 1018 Revenue, K-IFRS 1011 Construction Contracts, K-IFRS 2031 Revenue- Barter transactions involving advertising services, K-IFRS 2113 Customer Loyalty Programs, K-IFRS 2115 Agreements for the construction of real estate, K-IFRS 2118 Transfers of assets from customers. The Company plans to adopt K-IFRS 1115 in its consolidated financial statements for the year ending December 31, 2018, and retrospectively adjust the comparative period presented in the set of financial statements, in accordance with K-IFRS 1008 Accounting Policies, changes in accounting estimates and errors. The Company plans to use the practical expedients for completed contracts- i.e. completed contracts as of January 1, 2017 are not restated.

Existing K-IFRS standards and interpretations including K-IFRS 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

Actual impact of adopting K-IFRS 1115 will be dependent on the financial instruments the Company holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future. Accordingly, management believes that the impact of adopting K-IFRS 1115 on the Company’s financial statements cannot be estimated at the date of reporting.

(iii)	K-IFRS No.1001 Presentation of Financial Statements

An entity shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, changes in fair values and the effect of changes in foreign exchange rates. This amendment will be effective for annual periods beginning on or after January 1, 2017, the Company expects that this standard and amendment would not have a material impact on its consolidated financial statements.

(iv)	K-IFRS No.1012 Income Taxes

K-IFRS 1012, Income Taxes, clarifies definition of temporary differences and recognition of deferred tax assets for unrealised losses. This amendment will be effective for annual periods beginning on or after January 1, 2017, the Company expects that this standard and amendment would not have a material impact on its consolidated financial statements.

(v)	K-IFRS No.1102 Share-based payment

K-IFRS 1102, Share-based payment, clarifies how to treat a ‘vesting conditions’ and ‘non-vesting conditions’ When the entity measure the fair value of liabilities for cash-settled share-based payments. This amendment will be effective for annual periods beginning on or after January 1, 2017, the Company expects that this standard and amendment would not have a material impact on its consolidated financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial Risk Management

(a)	General information of risk management

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(i)	Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee’s determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee that separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii)	Risk management process

The Company measures credit risk, liquidity risk, market risk and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits and risk tolerance, which encompasses the Company’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If exceeds 95% of relevant risk limits, in case of total limits, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee. In case of risk limits for each type of risk, after consultation with the holding company, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. And in case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial Risk Management, continued

(a)	General information of risk management, continued

(iii)	Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System. The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and members (low CB grade). It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target. With regard to quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level. By regular monitoring, the risk management team together with relevant teams analyze the cause, and prepare and implement a countermeasure.

Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurements and monitoring to the Risk Management Council and Risk Management Committee. Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

It is critical for the Company to enhance proactive forecasting abilities for short-term delinquency indicators since the asset turnover period is short in the credit card business. The Company operates a roll-rate based forecasting model for short-term delinquency by reflecting seasonal effects. The Company continuously develops a forecasting model which is more accurate and predictive.

(iv)	Enterprise crisis management system

Enterprise crisis management consists of items such as quantitative crisis recognition, determination of crisis stage, developing action items, and debriefing.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial Risk Management, continued

(a)	General information of risk management, continued

(iv)	Enterprise crisis management system, continued

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined. Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession. In addition, the Company has Risk Management Council, Crisis Management Council headed by the CEO, and Group Crisis Management Council, headed by the CEO of the Shinhan Financial Group. These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systemically.

(v)	Evaluation process

The Company sets and operates the standards on credit card issuances pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Credit-specialized Financial Business. If the basic qualification standards are not met, the issuance of a credit card is prohibited. When standards are met, the issuance of a credit card is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company’s internal information, external information from Credit Bureaus, and personal information in the application form. The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Company utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance to new customers. The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risks of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by reflecting occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries. The Company operates a management system which enables the Company to monitor the changes in risks and prevent higher-risk groups from being credit card holders by monitoring monthly indicators.

(vi)	Credit Scoring System

The Company’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder’s credit quality when they apply for credit card. Card loan AS and installment AS evaluate potential customers’ credit quality. The Company utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes all the transactions that could possibly generate economic loss. The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel. The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

(i)	Exposure to credit risk

The carrying amount of financial instruments represents the Company’s maximum exposure to credit risk. Exposure to credit risk of the Company as of December 31, 2016 and 2015 is as follows. Cash held by the Company is excluded.

	2016		2015
Due from banks and loans and receivables (*)
Banks	~~W~~	268,968	404,076
Household		20,636,752	19,435,202
Credit sales		10,765,147	10,385,058
Cash advances		1,833,789	1,925,374
Card loans		5,141,501	4,616,797
Installment finance and others		2,896,315	2,507,973
Government/Public institution/ The Bank of Korea		18,531	17,192
Corporate		1,378,180	1,171,000

		22,302,431	21,027,470

Available-for-sale financial assets Debt securities		1,368	1,631

		22,303,799	21,029,101

Derivative financial assets		3,168	422
Other assets (*)
Other financial assets		492,796	606,373

	~~W~~	22,799,763	21,635,896

(*)	The maximum exposure to credit risk is recorded as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(ii)	Analysis of past due and impaired amounts

Set out below is an analysis of past due and impaired amounts of due from banks, loans and receivables by counterparties, and debt securities as of December 31, 2016 and 2015.

	2016
	Neither past due nor impaired		Past due but not impaired	Impaired	Total
Banks	~~W~~	269,007	—	—	269,007
Household
Credit sales		10,773,172	144,117	62,725	10,980,014
Cash advances		1,859,153	54,448	39,626	1,953,227
Card loans		5,210,384	94,500	71,836	5,376,720
Installment finance and others		2,746,108	40,425	251,035	3,037,568

		20,588,817	333,490	425,222	21,347,529

Government/Public institution/ The Bank of Korea		18,058	629	—	18,687
Corporate		1,278,732	107,952	5,480	1,392,164

		22,154,614	442,071	430,702	23,027,387

Allowance for doubtful accounts		(385,041)	(68,536)	(270,011)	(723,588)

	~~W~~	21,769,573	373,535	160,691	22,303,799

	2015
	Neither past due nor impaired		Past due but not impaired	Impaired	Total
Banks	~~W~~	404,059	41	—	404,100
Household
Credit sales		10,356,135	180,737	70,095	10,606,967
Cash advances		1,946,347	61,689	42,553	2,050,589
Card loans		4,667,137	90,906	64,866	4,822,909
Installment finance and others		2,343,164	50,750	242,219	2,636,133

		19,312,783	384,082	419,733	20,116,598

Government/Public institution/ The Bank of Korea		16,659	662	—	17,321
Corporate		1,102,454	73,936	6,182	1,182,572

		20,835,955	458,721	425,915	21,720,591

Allowance for doubtful accounts		(364,627)	(62,348)	(264,515)	(691,490)

	~~W~~	20,471,328	396,373	161,400	21,029,101

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(iii)	Information about the credit quality of due from banks and loans and receivables that are neither past due nor impaired

The Company classifies due from banks and loans and receivables within several risk categories. In case of individual customers, on the basis of internal credit rating, when the bad debt expense ratio is less than earnings before bad debt expense ratio, the loans and receivables are determined to be “outstanding” category and the others are determined to be “normal” category. In case of corporate customers, internal credit ratings that have AAA ~ BBB+ level and unrated ratings of Government/Public institution/The Bank of Korea are determined to be “outstanding” and that of others is determined to be “normal”. Information about the credit quality of due from banks, and loans and receivables that are neither past due nor impaired as of December 31, 2016 and 2015 is as follows:

	2016
	Outstanding		Normal	Total (*)
Banks	~~W~~	268,761	207	268,968
Household
Credit sales		9,534,484	1,095,756	10,630,240
Cash advances		1,074,566	711,074	1,785,640
Card loans		3,856,832	1,202,238	5,059,070
Installment finance and others		2,332,843	402,876	2,735,719

		16,798,725	3,411,944	20,210,669

Government/Public institution/ The Bank of Korea		17,912	—	17,912
Corporate		475,924	796,100	1,272,024

	~~W~~	17,561,322	4,208,251	21,769,573

(*)	The amounts are recorded as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

	2015
	Outstanding		Normal	Total (*)
Banks	~~W~~	403,850	184	404,034
Household
Credit sales		9,352,637	860,460	10,213,097
Cash advances		1,261,531	607,934	1,869,465
Card loans		3,827,694	707,537	4,535,231
Installment finance and others		2,103,968	231,150	2,335,118

		16,545,830	2,407,081	18,952,911

Government/Public institution/ The Bank of Korea		16,563	—	16,563
Corporate		461,566	636,254	1,097,820

	~~W~~	17,427,809	3,043,519	20,471,328

(*)	The amounts are recorded as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(iv)	Analysis of the age of loans and receivables that are past due but not impaired

Management of the Company judges accounts that are past due within 90 days as not impaired, unless other information can demonstrated that this is not the case. Analysis of the aging of loans and receivables that are past due but not impaired as of December 31, 2016 and 2015 are as follows:

	2016
	In 30 days		After 30 days through 60 days	After 60 days through 90 days	Total (*)
Banks	~~W~~	—	—	—	—
Household
Credit sales		111,526	7,674	2,563	121,763
Cash advances		34,756	3,787	1,430	39,973
Card loans		58,392	6,723	2,587	67,702
Installment finance and others		34,517	3,167	687	38,371

		239,191	21,351	7,267	267,809

Government/Public institution/The Bank of Korea		618	—	—	618
Corporate		95,025	9,321	762	105,108

	~~W~~	334,834	30,672	8,029	373,535

(*)	The amounts are recorded as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

	2015
	In 30 days		After 30 days through 60 days	After 60 days through 90 days	Total (*)
Banks	~~W~~	41	—	—	41
Household
Credit sales		148,613	7,261	2,139	158,013
Cash advances		43,003	3,344	1,208	47,555
Card loans		61,658	5,268	1,934	68,860
Installment finance and others		47,188	1,497	557	49,242

		300,462	17,370	5,838	323,670

Government/Public institution/The Bank of Korea		380	249	—	629
Corporate		65,605	5,976	452	72,033

	~~W~~	366,488	23,595	6,290	396,373

(*)	The amounts are recorded as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(v)	Analysis of financial assets that are individually and collectively determined to be impaired.

Financial assets that are individually and collectively determined to be impaired as of December 31, 2016 and 2015 are as follows:

		2016		2015
Financial assets that are individually determined to be impaired(*)	Debt securities	~~W~~	1,368	1,631
Financial assets that are collectively determined to be impaired(**)	Loans and receivables		159,323	159,769

		~~W~~	160,691	161,400

(*)	The amounts are recorded as net of impairment allowance.
(**)	The amounts are recorded as net of allowance for doubtful accounts.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(vi)	Industrial concentration of credit risk

Industrial concentration of credit risk of due from banks, loans and receivables, debt securities as of December 31, 2016 and 2015 is as follows:

	2016
	Finance and insurance		Manu- facturing	Retail and whole- sale	Real estate and service	Con- struction	Hotel and leisure	Other	Retail customer	Total
Banks	~~W~~	268,968	—	—	—	—	—	—	—	268,968
Household
Credit sales		—	—	—	—	—	—	—	10,765,147	10,765,147
Cash advances		—	—	—	—	—	—	—	1,833,789	1,833,789
Card loans		—	—	—	—	—	—	—	5,141,501	5,141,501
Installment finance and others		—	—	—	—	—	—	—	2,896,315	2,896,315

		—	—	—	—	—	—	—	20,636,752	20,636,752

Government/Public institution/The Bank of Korea		1,045	2	20	117	13	—	17,334	—	18,531
Corporate		53,124	318,387	236,886	62,294	85,297	9,709	613,851	—	1,379,548

	~~W~~	323,137	318,389	236,906	62,411	85,310	9,709	631,185	20,636,752	22,303,799

	2015
	Finance and insurance		Manu- facturing	Retail and whole- sale	Real estate and service	Con- struction	Hotel and leisure	Other	Retail customer	Total
Banks	~~W~~	404,076	—	—	—	—	—	—	—	404,076
Household
Credit sales		—	—	—	—	—	—	—	10,385,058	10,385,058
Cash advances		—	—	—	—	—	—	—	1,925,374	1,925,374
Card loans		—	—	—	—	—	—	—	4,616,797	4,616,797
Installment finance and others		—	—	—	—	—	—	—	2,507,973	2,507,973

		—	—	—	—	—	—	—	19,435,202	19,435,202

Government/Public institution/The Bank of Korea		1,213	1	15	205	16	—	15,742	—	17,192
Corporate		54,949	255,293	187,395	48,922	81,197	8,624	536,251	—	1,172,631

	~~W~~	460,238	255,294	187,410	49,127	81,213	8,624	551,993	19,435,202	21,029,101

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Company will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations. The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Company sets the goal of “month-end liquidity” as the liquidity level at which the Company could pay its obligations in the next three months. Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio and credit spreads of credit card assets are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky. The Company has prepared contingency plans for various liquidity crises.

(i)	Non-derivatives

A maturity analysis for non-derivative financial assets and liabilities as of December 31, 2016 and 2015 is as follows. Such undiscounted contractual cash flows differ from the discounted amount included in the separate statement of financial position, as they include estimated interest payments.

The Company expects that there would be no significant changes in the cash flows.

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Assets:
Cash and due from banks	~~W~~	266,326	—	—	—	—	—	266,326
Loans and receivables		8,525,947	4,900,507	2,804,354	3,024,536	4,494,691	219,597	23,969,632
Trading financial assets		590,101	—	—	—	—	—	590,101
Available-for-sale financial assets		28	—	—	—	—	242,128	242,156
Other financial assets		437,901	397	185	—	—	67,498	505,981

		9,820,303	4,900,904	2,804,539	3,024,536	4,494,691	529,223	25,574,196

Liabilities:
Borrowings		244,663	168,172	180,222	882,931	2,068,098	—	3,544,086
Debentures		466,884	241,757	696,493	1,529,232	8,198,074	509,559	11,641,999
Other financial liabilities		2,673,830	15,108	169,778	48,626	185,451	42,282	3,135,075

		3,385,377	425,037	1,046,493	2,460,789	10,451,623	551,841	18,321,160

	~~W~~	6,434,926	4,475,867	1,758,046	563,747	(5,956,932)	(22,618)	7,253,036

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(c)	Liquidity risk, continued

(i)	Non-derivatives, continued

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Assets:
Cash and due from banks	~~W~~	281,147	—	—	—	—	—	281,147
Loans and receivables		8,682,842	4,698,360	2,418,281	2,664,068	3,896,055	223,858	22,583,464
Trading financial assets		495,029	—	—	—	—	—	495,029
Available-for-sale financial assets		—	—	—	—	—	449,617	449,617
Other financial assets		557,086	18	26	—	—	62,002	619,132

		10,016,104	4,698,378	2,418,307	2,664,068	3,896,055	735,477	24,428,389

Liabilities:
Borrowings		486,240	500,580	164,667	413,447	2,199,178	—	3,764,112
Debentures		37,849	264,773	638,097	1,344,884	7,766,191	418,795	10,470,589
Other financial liabilities		2,180,432	10,307	128,604	40,221	186,662	42,891	2,589,117

		2,704,521	775,660	931,368	1,798,552	10,152,031	461,686	16,823,818

	~~W~~	7,311,583	3,922,718	1,486,939	865,516	(6,255,976)	273,791	7,604,571

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(c)	Liquidity risk, continued

(ii)	Derivatives

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2016 and 2015 is as follows.

The amounts shown in the table were calculated based on the information below.

-	Gross settlement: gross amount of cash received or paid.

-	Net settlement: net amount of cash received or paid.

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	(1,106)	(787)	(1,102)	(1,170)	(2,230)	—	(6,395)
Gross settlement cash inflow		—	370	403	97,143	—	—	97,916
Gross settlement cash outflow		—	(352)	(349)	(93,880)	—	—	(94,581)

	~~W~~	(1,106)	(769)	(1,048)	2,093	(2,230)	—	(3,060)

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	(1,100)	(1,107)	(2,072)	(3,942)	(5,184)	(5)	(13,410)
Gross settlement cash inflow		—	262	295	704	95,127	—	96,388
Gross settlement cash outflow		—	(352)	(349)	(693)	(94,581)	—	(95,975)

	~~W~~	(1,100)	(1,197)	(2,126)	(3,931)	(4,638)	(5)	(12,997)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF in the case of trading assets and only foreign exchange rate risk of foreign currency equity securities and foreign currency deposits because the Company hedges all cash flows of foreign currency liabilities with currency rate swaps. The Company is exposed to only equity price risk of foreign currency equity securities. The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle. The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)	Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Company’s assessment of its potential loss in trading financial assets that are exposed to the respective risks, as of December 31, 2016 and 2015:

	2016
	Average		High	Low	At December 31
Interest rate risk	~~W~~	3,936	5,676	2,125	2,951

	2015
	Average		High	Low	At December 31
Interest rate risk	~~W~~	3,996	5,201	2,475	2,475

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk, continued

(ii)	VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk. The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions. Interest rate VaR and EaR to which real interest rate variations of assets and liabilities are applied are used to assess interest rate risk.

Interest rate VaR (Value at Risk) estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period. The Company calculates the interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates. Interest rates EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation. Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. Financial assets of low sensitivity were excluded.

Interest rate VaR and EaR of non-trading positions as of December 31, 2016 and 2015 are as follows:

	2016		2015
Interest rate VaR	~~W~~	89,348	88,825
Interest rate EaR		9,031	7,777

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk, continued

(ii)	VaR and EaR management from non-trading positions, continued

Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities and foreign currency deposits of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period votality for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

Equity price risk and foreign exchange rate risk of non-trading positions as of December 31, 2016 and 2015 are as follows:

	2016
	Average		High	Low	At December, 31
Equity price risk	~~W~~	27,084	35,317	13,765	13,765
Foreign exchange rate risk		15,921	20,404	8,886	8,886
Variance effect		(1,246)	(1,651)	(573)	(573)

Total VaR	~~W~~	41,759	54,070	22,078	22,078

	2015
	Average		High	Low	At December, 31
Equity price risk	~~W~~	32,593	37,425	25,436	34,154
Foreign exchange rate risk		15,677	21,622	12,088	19,732
Variance effect		(1,102)	(1,750)	(675)	(1,597)

Total VaR	~~W~~	47,168	57,297	36,849	52,289

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk, continued

(iii)	Foreign exchange risk

The Company has been exposed to foreign exchange risk of equity securities and financial liabilities denominated in a foreign currency other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Accordingly, foreign exchange risk of equity securities affects the Company. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2016 and 2015 are as follows:

(In thousands of U.S. dollars, millions of won)
	2016
	U.S. dollar	Won equivalent
Available-for-sale financial assets	USD176,481	~~W~~	213,278
Debentures	80,000		96,680

On-balance exposure	256,481		309,958
Off-balance derivative exposure	(80,000)		(96,680)

Net position	USD176,481	~~W~~	213,278

	2015
	U.S. dollar	Won equivalent
Available-for-sale financial assets	USD360,054	~~W~~	421,984
Debentures	80,000		93,760

On-balance exposure	440,054		515,744
Off-balance derivative exposure	(80,000)		(93,760)

Net position	USD360,054	~~W~~	421,984

(e)	Capital risk management

The Company has exposure to credit risk, liquidity risk and market risk. By maintaining an optimal capital structure, the Company’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the company’s credit standing.

The Company operates the credit card business under the Specialized Credit Financial Business Act. Accordingly, the Company should obey the Regulations on Supervision of Credit Specialized Financial Business. The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%. Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and calculated pursuant to supervisory authorities stipulated that considered the nature of credit card business. The Company observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Financial Business and as of December 31, 2016, the Company complied with the regulatory requirement for the adjusted equity capital ratio.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

5.	Significant Estimates and Judgments

The preparation of separated financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b)	Allowance for doubtful accounts

(i)	Individually assessed loan impairment

In assessing individual impairment, it is based on the best estimation of the Company’s executive about the present value of estimated future cash flows of secured financial assets. The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)	Collectively assessed loan impairment

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical method of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical method. In adjusting the future cash flow by historical method, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, portfolio size, loss emergency period, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

(c)	Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship. In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

5.	Significant Estimates and Judgments, continued

(d)	Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Company considers the decline in the fair value of over 30% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline”.

(f)	Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the reliability of tax assets. The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

6.	Fair Value Measurement of Financial Instruments

The fair value which the Company primarily uses for measurement of financial instruments is the published price quotations in an active market which are based on the market prices. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

•	Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

•	Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

•	Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

6.	Fair Value Measurement of Financial Instruments, continued

(a)	Financial instruments measured at fair value

(i)	Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Trading financial assets	In case that the market of a financial instrument is active, fair value is established at the close quoted price as of the last day for the reporting period. The fair value of investments in money market funds is determined by the sum of acquisition cost and accrued interest.

Derivative assets Derivative liabilities	In case that the market of a financial instrument is active, fair value is established at the close quoted price as of the last day for the reporting period. If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Available-for-sale financial assets	In case that the market of a financial instrument is active, fair value is established at the close quoted price as of the last day for the reporting period. Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a)	Financial instruments measured at fair value, continued

(ii)	The fair value measurements classified by fair value hierarchy as of December 31, 2016 and 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Financial assets
Equity securities held for trading	~~W~~	—	590,101	—	590,101
Derivative financial assets for hedge		—	3,168	—	3,168
Available-for-sale debt securities		—	—	1,368	1,368
Available-for-sale equity securities		213,306	—	27,482	240,788

	~~W~~	213,306	593,269	28,850	835,425

Financial liabilities
Derivative financial liabilities for hedge	~~W~~	—	5,189	—	5,189

	2015
	Level 1		Level 2	Level 3	Total
Financial assets
Equity securities held for trading	~~W~~	—	495,029	—	495,029
Derivative financial assets for hedge		—	422	—	422
Available-for-sale debt securities		—	—	1,631	1,631
Available-for-sale equity securities		421,984	—	26,002	447,986

	~~W~~	421,984	495,451	27,633	945,068

Financial liabilities
Derivative financial liabilities for hedge	~~W~~	—	11,950	—	11,950

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a)	Financial instruments measured at fair value, continued

(iii)	Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Available-for-sale debt securities		Available-for-sale equity securities	Total
Balance at January 1, 2016	~~W~~	1,631	26,002	27,633
Reversal of impairment loss		8,087	—	8,087
Other comprehensive income		—	828	828
Acquisition		—	652	652
Disposition		(8,350)	—	(8,350)

Balance at December 31, 2016	~~W~~	1,368	27,482	28,850

	2015
	Derivative financial assets		Available- for-sale debt securities	Available- for-sale equity securities	Total
Balance at January 1, 2015	~~W~~	162	1,879	22,518	24,559
Reversal of impairment loss		—	12,019	—	12,019
Other comprehensive income (loss)		(162)	—	3,284	3,122
Acquisition		—	—	200	200
Disposition		—	(12,267)	—	(12,267)

Balance at December 31, 2015	~~W~~	—	1,631	26,002	27,633

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a)	Financial instruments measured at fair value, continued

(iv)	Inputs unobservable in markets

Information about significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2016 and 2015 is as follows:

	2016
	Valuation techniques	Type of financial instruments	Book value		Significant unobservable inputs	Range of estimates for unobservable inputs
Available-for-sale financial assets:
	Net asset value	Debt securities	~~W~~	1,368	—	—
	Discounted cash flow	Equity securities		25,168	Discount rate Growth rate	9.89% ~ 15.56% 0.00%
	Cost method	Equity securities		2,314	—	—

			~~W~~	28,850

	2015
	Valuation techniques	Type of financial instruments	Book value		Significant unobservable inputs	Range of estimates for unobservable inputs
Available-for-sale financial assets:
	Net asset value	Debt securities	~~W~~	1,631	—	—
	Discounted cash flow	Equity securities		24,340	Discount rate Growth rate	7.33% ~ 15.00% 0.00%
	Cost method	Equity securities		1,662	—	—

			~~W~~	27,633

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a)	Financial instruments measured at fair value, continued

(v)	Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

	2016
Type of financial instrument	Favorable change		Unfavorable change
Available-for-sale financial assets (*)	~~W~~	2,211	(1,034)

(*)	Changes in FV have been assessed by increasing or decreasing unobservable input such as growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

6.	Fair Value Measurement of Financial Instruments, continued

(b)	Financial instruments measured at amortized cost

(i)	The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks	Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Loans and receivables	Fair value of loans and receivables is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for credit card assets for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets	Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings	Carrying amount is used as approximation of fair value for short-term borrowings including call money. Fair value of the other borrowings is present value of expected cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Debentures	Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Other financial liabilities	Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(b)	Financial instruments measured at amortized cost, continued

(ii)	The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2016 and 2015 are as follows:

	2016
	Carrying amount					Fair value
	Balance		Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Deposits	~~W~~	266,326	—	—	266,326	266,326
Credit card assets		19,366,301	(40,943)	(701,359)	18,623,999	18,888,853
Loans		322,524	—	(2,896)	319,628	322,243
Installment assets		2,157,381	34,329	(17,149)	2,174,561	2,179,540
Lease assets		920,323	(222)	(2,184)	917,917	917,257
Other assets		505,982	(1,415)	(11,771)	492,796	492,787

	~~W~~	23,538,837	(8,251)	(735,359)	22,795,227	23,067,006

Financial liabilities
Borrowings	~~W~~	3,080,611	—	—	3,080,611	3,252,391
Debentures in won		10,970,500	(10,553)	—	10,959,947	11,015,196
Debentures in foreign currency		96,680	(49)	—	96,631	97,016
Other liabilities		3,117,776	(10,515)	—	3,107,261	3,107,733

	~~W~~	17,265,567	(21,117)	—	17,244,450	17,472,336

	2015
	Carrying amount					Fair value
	Balance		Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Deposits	~~W~~	281,147	—	—	281,147	281,147
Credit card assets		18,460,224	(39,077)	(673,569)	17,747,578	18,018,258
Loans		296,252	881	(917)	296,216	296,890
Installment assets		1,864,586	31,772	(14,654)	1,881,704	1,897,340
Lease assets		823,372	(197)	(2,350)	820,825	825,896
Other assets		619,131	(1,248)	(11,510)	606,373	606,469

	~~W~~	22,344,712	(7,869)	(703,000)	21,633,843	21,926,000

Financial liabilities
Borrowings	~~W~~	3,408,332	—	—	3,408,332	3,554,997
Debentures in won		9,686,000	(15,121)	—	9,670,879	9,801,887
Debentures in foreign currency		93,760	(323)	—	93,437	93,644

Other liabilities		2,589,116	(11,544)	—	2,577,572	2,579,332

	~~W~~	15,777,208	(26,988)	—	15,750,220	16,029,860

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(b)	Financial instruments measured at amortized cost, continued

(iii)	The fair value hierarchy of financial instruments which are measured at amortized cost in the separated statement of financial position as of December 31, 2016 and 2015 is as follows:

	2016
	Level 1		Level 2	Level 3	Total

Financial assets
Deposits	~~W~~	265,938	388	—	266,326
Credit card assets		—	—	18,888,853	18,888,853
Loans		—	—	322,243	322,243
Installment assets		—	—	2,179,540	2,179,540
Lease assets		—	—	917,257	917,257
Other assets		—	—	492,787	492,787

	~~W~~	265,938	388	22,800,680	23,067,006

Financial liabilities:
Borrowings	~~W~~	—	—	3,252,391	3,252,391
Debentures in won		—	—	11,015,196	11,015,196
Debentures in foreign currency		—	—	97,016	97,016
Other liabilities		—	—	3,107,733	3,107,733

	~~W~~	—	—	17,472,336	17,472,336

	2015
	Level 1		Level 2	Level 3	Total

Financial assets
Deposits	~~W~~	280,759	388	—	281,147
Credit card assets		—	—	18,018,258	18,018,258
Loans		—	—	296,890	296,890
Installment assets		—	—	1,897,340	1,897,340
Lease assets		—	—	825,896	825,896
Other assets		—	—	606,469	606,469

	~~W~~	280,759	388	21,644,853	21,926,000

Financial liabilities:
Borrowings	~~W~~	—	—	3,554,997	3,554,997
Debentures in won		—	—	9,801,887	9,801,887
Debentures in foreign currency		—	—	93,644	93,644
Other liabilities		—	—	2,579,332	2,579,332

	~~W~~	—	—	16,029,860	16,029,860

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

7.	Categories of Financial Instruments

(a)	The carrying amounts of the categories of financial assets as of December 31, 2016 and 2015 are summarized as follows:

	2016
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Derivative for hedge	Total

Cash and due from banks	~~W~~	—	266,326	—	—	266,326
Trading financial assets		590,101	—	—	—	590,101
Derivative assets		—	—	—	3,168	3,168
Loans and receivables		—	22,036,105	—	—	22,036,105
Available-for-sale financial assets		—	—	242,156	—	242,156
Other financial assets		—	492,796	—	—	492,796

	~~W~~	590,101	22,795,227	242,156	3,168	23,630,652

	2015
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Derivative for hedge	Total

Cash and due from banks	~~W~~	—	281,147	—	—	281,147
Trading financial assets		495,029	—	—	—	495,029
Derivative assets		—	—	—	422	422
Loans and receivables		—	20,746,323	—	—	20,746,323
Available-for-sale financial assets		—	—	449,617	—	449,617
Other financial assets		—	606,373	—	—	606,373

	~~W~~	495,029	21,633,843	449,617	422	22,578,911

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

7.	Categories of Financial Instrument, continued

(b)	The carrying amounts of the categories of financial liabilities as of December 31, 2016 and 2015 are summarized as follows:

	2016
	Financial liabilities measured at amortized cost		Derivative for hedge	Total

Derivative liabilities	~~W~~	—	5,189	5,189
Borrowings		3,080,611	—	3,080,611
Debentures		11,056,578	—	11,056,578
Other financial liabilities		3,107,261	—	3,107,261

	~~W~~	17,244,450	5,189	17,249,639

	2015
	Financial liabilities measured at amortized cost		Derivative for hedge	Total

Derivative liabilities	~~W~~	—	11,950	11,950
Borrowings		3,408,332	—	3,408,332
Debentures		9,764,316	—	9,764,316
Other financial liabilities		2,577,572	—	2,577,572

	~~W~~	15,750,220	11,950	15,762,170

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

7.	Categories of Financial Instrument, continued

(c)	Net gains (losses) of categories of financial instruments for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Interest income		Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Impairment Reversal (loss)	Other operating income, net	Net income	Other comprehensive income
Financial assets:
Trading financial assets	~~W~~	—	—	—	—	—	—	10,360	10,360	—

Loans and receivables		1,860,375	—	2,382,443	(2,154,631)	—	(336,083)	28,752	1,780,856	—
Available-for-sale financial assets		—	—	—	—	24,876	8,087	208,450	242,413	(147,413)
Derivative for hedge		—	—	—	—	—	—	2,920	2,920	(222)

		1,860,375	—	2,382,443	(2,154,631)	24,876	(327,996)	250,482	2,035,549	(147,635)

Financial liabilities:
Financial liabilities measured at amortized cost		—	(387,311)	—	—	—	—	(3,132)	(390,443)	—
Derivative for hedge		—	—	—	—	—	—	—	—	5,215

		—	(387,311)	—	—	—	—	(3,132)	(390,443)	5,215

	~~W~~	1,860,375	(387,311)	2,382,443	(2,154,631)	24,876	(327,996)	247,350	1,645,106	(142,420)

	2015
	Interest income		Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Impairment Reversal (loss)	Other operating income, net	Net income	Other comprehensive income
Financial assets:
Trading financial assets	~~W~~	—	—	—	—	—	—	10,256	10,256	—

Loans and receivables		1,789,633	—	2,428,611	(2,172,207)	—	(317,889)	25,972	1,754,120	—
Available-for-sale financial assets		—	—	—	—	27,240	12,019	183,581	222,840	(49,105)
Derivative for hedge		—	—	—	—	—	—	(1,584)	(1,584)	1,390

		1,789,633	—	2,428,611	(2,172,207)	27,240	(305,870)	218,225	1,985,632	(47,715)

Financial liabilities:
Financial liabilities measured at amortized cost		—	(446,038)	—	—	—	—	1,352	(446,686)	—
Derivative for hedge		—	—	—	—	—	—	—	—	1,418

		—	(446,038)	—	—	—	—	1,352	(446,686)	1,418

	~~W~~	1,789,633	(446,038)	2,428,611	(2,172,207)	27,240	(305,870)	219,577	1,540,946	(46,297)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

7.	Categories of Financial Instrument, continued

(d)	The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2016 and 2015 are summarized as follows:

	2016			2015
	Gain on foreign currency transaction		Loss on foreign currency transaction	Gain on foreign currency transaction	Loss on foreign currency transaction

Loans and receivables	~~W~~	34,778	(6,026)	31,007	(5,035)
Financial liabilities measured at amortized cost		527	(3,659)	1,858	(506)

	~~W~~	35,305	(9,685)	32,865	(5,541)

8.	Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and other similar agreements as of December 31, 2016 and 2015 are as follows:

	2016
	Gross amounts recognized		Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	3,168	—	3,168	120	—	3,048
Financial liabilities:
Derivatives		5,189	—	5,189	120	—	5,069

	2015
	Gross amounts recognized		Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	422	—	422	—	—	442
Financial liabilities:
Derivatives		11,950	—	11,950	—	—	11,950

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

9.	Cash and Due from Banks

(a)	Details of cash and due from banks as of December 31, 2016 and 2015 are as follows:

	2016		2015
Cash	~~W~~	—	—
Deposits in won:
Deposits on demand		264,131	278,064
Current deposits		1,768	1,447
Foreign currency deposits		6	—
Time deposits		388	388
Deposit for checking accounts		33	35
Others		—	1,213

		266,326	281,147

	~~W~~	266,326	281,147

(b)	Restricted due from banks as of December 31, 2016 and 2015 are as follows:

	2016		2015	Restrictions
Time deposits
Shinhan Bank	~~W~~	50	50	Pledged as collateral for cash advances
Korea Post		338	338	Pledged as collateral for a lease

		388	388

Other deposits
Woori Bank and others		33	35	Deposit for checking accounts

	~~W~~	421	423

10.	Trading Financial Assets

(a)	Details of trading financial assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
MMF (Money market fund) and others	~~W~~	590,101	495,029

(b)	Net income on trading financial assets for the years ended December 31, 2016 and 2015 is as follows:

	2016		2015
Gain on valuation of trading financial assets	~~W~~	101	29
Gain on sale of trading financial assets		10,259	10,227

	~~W~~	10,360	10,256

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

11.	Derivatives

(a)	Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2016 and 2015 are as follows:

	2016				2015
	Notional amounts		Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities
Currency swap	~~W~~	96,680	3,048	—	93,760	422	—
Interest rate swap		675,000	120	5,189	785,000	—	11,950

	~~W~~	771,680	3,168	5,189	878,760	422	11,950

(b)	Gain (loss) on derivatives

Gain (loss) on valuation of derivatives for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015

Gain on derivatives transactions	~~W~~	2,920	240
Loss on derivatives transactions		—	(1,824)

	~~W~~	2,920	(1,584)

(c)	Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2016 and 2015 is as follows:

	2016		2015
Recognized in other comprehensive income	~~W~~	9,507	249
Reclassified from equity to profit or loss		(2,920)	1,584
Deferred tax effect		(1,594)	(443)

Changes in accumulated other comprehensive income, net	~~W~~	4,993	1,390

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

12.	Loans and Receivables

(a)	Details of loans and receivables as of December 31, 2016 and 2015 are as follows:

	2016		2015
Credit card assets:
Lump-sum purchases	~~W~~	5,290,780	4,984,201
Installment purchases		5,277,322	5,216,905
Cash advances		1,781,073	1,852,683
Revolving cash advances		168,777	195,822
Revolving purchases		1,229,344	1,135,651
Card loans		5,376,721	4,822,910
Restructured loans		241,416	233,694
Purchasing card		868	18,358
Less : Allowance for doubtful accounts		(701,359)	(673,569)
Present value discount account		(16,108)	(16,944)
Deferred loan origination fees		(24,835)	(22,133)

		18,623,999	17,747,578

Loans:
General loans		111,955	32,667
Loans to employee stock ownership association		—	3
Factoring receivables		207,664	141,809
Commercial paper		—	118,787
Other		2,905	2,986
Less : Allowance for doubtful accounts		(2,896)	(917)
Add : Deferred loan origination costs		—	881

		319,628	296,216

Installment financing assets:
Installment for cars		2,157,238	1,864,330
Installment for houses		37	175
Installment for others		106	81
Less : Allowance for doubtful accounts		(17,149)	(14,654)
Add : Deferred loan origination costs		34,329	31,772

		2,174,561	1,881,704

Lease assets:
Financing lease receivables		920,285	823,314
Cancelled financing lease receivables		38	58
Less : Allowance for doubtful accounts		(2,184)	(2,350)
Deferred loan origination fees		(222)	(197)

		917,917	820,825

	~~W~~	22,036,105	20,746,323

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

12.	Loans and Receivables, continued

(b)	Changes in the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	691,490	737,198
Provision for allowance		321,194	308,352
Write-offs		(442,258)	(499,592)
Unwinding effect		4,467	2,486
Allowance related to disposal of loans		(32,970)	(34,157)
Recoveries		179,899	175,059
Others		1,766	2,144

Ending balance	~~W~~	723,588	691,490

(c)	Financing lease assets

As of December 31, 2016 and 2015, total investments in financing leases and the present value of minimum lease payments for each of the following periods are as follows:

	2016
	Total investment		Unrealized interest income	Present value of minimum lease payment
Less than one year	~~W~~	361,072	34,113	326,959
One year to five years		628,546	38,567	589,979
Over five years		3,401	16	3,385

	~~W~~	993,019	72,696	920,323

	2015
	Total investment		Unrealized interest income	Present value of minimum lease payment
Less than one year	~~W~~	328,178	31,296	296,882
One year to five years		557,270	30,780	526,490

	~~W~~	885,448	62,076	823,372

(d)	Changes in deferred loan origination fees (costs)

Changes in deferred loan origination fees (costs) for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	10,323	4,064
Increase		(31,517)	(21,291)
Decrease		30,466	27,550

Ending balance	~~W~~	9,272	10,323

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

13.	Available-For-Sale Financial Assets

(a)	Details of available-for-sale financial assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Debt securities
Corporate bonds	~~W~~	1,368	1,631
Equity securities(*)
Stock		240,786	447,984
Equity investments		2	2

		240,788	447,986

	~~W~~	242,156	449,617

(*)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at their acquisition cost. The carrying amounts of those investments are ~~W~~2,314 million and ~~W~~1,662 million as of December 31, 2016 and 2015.

(b)	Changes in available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

	2016				2015
	Debt securities		Equity securities	Total	Debt securities	Equity securities	Total
Beginning balance	~~W~~	1,631	447,986	449,617	1,879	520,633	522,512
Acquisition		—	651	651	—	200	200
Disposal		(8,350)	(211,425)	(219,775)	(12,267)	(174,160)	(186,427)
Changes in fair value of available-for-sale financial assets		—	5,988	5,988	—	74,095	74,095
Exchange rate differences		—	(2,412)	(2,412)	—	27,218	27,218
Reversal of impairment loss		8,087	—	8,087	12,019	—	12,019

Ending balance	~~W~~	1,368	240,788	242,156	1,631	447,986	449,617

(c)	Gain on sale of available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Gain on sale of available-for-sale financial assets	~~W~~	208,450	183,581

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

14.	Property and Equipment

(a)	Details of property and equipment as of December 31, 2016 and 2015 are as follows:

	2016
	Land		Buildings	Others	Total
Acquisition cost	~~W~~	31,176	7,280	340,897	379,353
Accumulated depreciation		—	(1,765)	(303,230)	(304,995)

Ending balance	~~W~~	31,176	5,515	37,667	74,358

	2015
	Land		Buildings	Others	Total
Acquisition cost	~~W~~	31,176	7,280	329,620	368,076
Accumulated depreciation		—	(1,513)	(285,129)	(286,642)

Ending balance	~~W~~	31,176	5,767	44,491	81,434

(b)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Land		Buildings	Others	Total
Beginning balance	~~W~~	31,176	5,767	44,491	81,434
Acquisition		—	—	9,925	9,925
Disposal		—	—	(96)	(96)
Depreciation		—	(252)	(23,769)	(24,021)
Others		—	—	7,116	7,116

Ending balance	~~W~~	31,176	5,515	37,667	74,358

	2015
	Land		Buildings	Others	Total
Beginning balance	~~W~~	31,176	6,019	63,896	101,091
Acquisition		—	—	13,597	13,597
Disposal		—	—	(238)	(238)
Depreciation		—	(252)	(33,427)	(33,679)
Others		—	—	663	663

Ending balance	~~W~~	31,176	5,767	44,491	81,434

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

14.	Property and Equipment, continued

(c)	Insured Assets:

Insured assets as of December 31, 2016 are summarized as follows:

Type of insurance	Assets covered	Insurance company	Amount covered
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.	~~W~~	40,073

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

15.	Intangible Assets

(a)	Details of intangible assets as of December 31, 2016 and 2015 are as follows:

	2016
	Club memberships		Development cost	Others	Total
Acquisition cost	~~W~~	16,281	104,679	14,165	135,125
Accumulated amortization		—	(86,712)	(8,809)	(95,521)
Accumulated Impairment losses		(984)	—	—	(984)

Ending balance	~~W~~	15,297	17,967	5,356	38,620

	2015
	Club memberships		Development cost	Others	Total
Acquisition cost	~~W~~	17,517	100,200	10,661	128,378
Accumulated amortization		—	(69,373)	(6,368)	(75,741)
Accumulated Impairment losses		(922)	—	—	(922)

Ending balance	~~W~~	16,595	30,827	4,293	51,715

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

15.	Intangible Assets, continued

(b)	Changes in intangible assets for the year ended December 31, 2016 and 2015 are as follows:

	2016
	Club memberships		Development cost	Others	Total
Beginning balance	~~W~~	16,595	30,827	4,293	51,715
Acquisition		1,022	21,340	2,466	24,828
Substitution		—	(16,861)	9,792	(7,069)
Disposal		(2,258)	—	(8,755)	(11,013)
Amortization		—	(17,339)	(2,440)	(19,779)
Impairment loss (*)		(62)	—	—	(62)

Ending balance	~~W~~	15,297	17,967	5,356	38,620

	2015
	Club memberships		Development cost	Others	Total
Beginning balance	~~W~~	15,198	40,556	2,963	58,717
Acquisition		2,063	12,737	1,396	16,196
Substitution		—	(2,150)	1,585	(565)
Disposal		(1,616)	—	—	(1,616)
Amortization		—	(20,316)	(1,651)	(21,967)
Reversal of impairment loss (*)		950	—	—	950

Ending balance	~~W~~	16,595	30,827	4,293	51,715

(*)	Impairment loss and reversal of impairment loss are recognized as non-operating income and expenses. Recoverable amount of club memberships is determined as the higher of its fair value less costs of disposal and fair value less costs to sell or value in use. Club memberships are test for impairment by comparing its carrying amount with its recoverable amount.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

16.	Investments in Associates

(a)	Investments in associates as of December 31, 2016 are summarized as follows:

		2016			2015
Investee	Country	Ownership	Book value(*)		Ownership	Book value(*)
Shinhan Finance LLC	Kazakhstan	100%	~~W~~	10,279	100%	~~W~~	5,001
Shinhan Indo Finance	Indonesia	50% + 1 of the shares		15,730	50% + 1 of the shares		10,600
Shinhan Microfinance Co., Ltd	Myanmar	100%		3,493	—		—

			~~W~~	29,502		~~W~~	15,601

(*)	Investments in associates are measured at acquisition cost.

(b)	Condensed financial statements of Investee as of December 31, 2016 and 2015 are as follows:

	2016
	Assets		Liabilities	Equity	Operating revenue	Operating expenses	Profit (Loss) for the year
Shinhan Finance LLC	~~W~~	10,838	127	10,711	766	(707)	73
Shinahn Indo Finance		91,824	83,196	8,628	9,150	(12,525)	(17,029)
Shinhan Microfinance Co., Ltd		3,425	1	3,424	27	(141)	(94)

	~~W~~	106,087	83,324	22,763	9,943	(13,373)	(17,050)

	2015
	Assets		Liabilities	Equity	Operating revenue	Operating expenses	Profit for the year
Shinhan Finance LLC	~~W~~	4,602	374	4,228	3,728	(1,237)	1,959
Shinahn Indo Finance		71,321	55,819	15,502	—	—	—

	~~W~~	75,923	56,193	19,730	3,728	(1,237)	1,959

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

17.	Other Assets

(a)	Other assets as of December 31, 2016 and 2015 are summarized as follows:

	2016		2015
Guarantee deposits	~~W~~	67,498	62,002
Present value discount account		(1,415)	(1,248)
Accounts receivable		332,013	455,313
Allowance for doubtful accounts		(3,248)	(3,471)
Accrued income		104,832	99,938
Allowance for doubtful accounts		(8,523)	(8,039)
Advance payments		180,655	230,818
Prepaid expenses		36,513	46,379
Others		5,644	3,582

	~~W~~	713,969	885,274

(b)	Changes in allowance for other assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	11,510	15,791
Provision for allowance		14,889	9,537
Write-offs		(15,452)	(17,386)
Recoveries		824	3,568

Ending balance	~~W~~	11,771	11,510

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

18.	Borrowings

Borrowings as of December 31, 2016 and 2015 are summarized as follows:

	Interest rate (%)	2016		2015
Borrowings in won:
Commercial paper	1.42 ~ 2.30	~~W~~	710,000	770,000
General borrowings	2.20		45,000	28,200
Borrowings from Shinhan Financial Group Co., Ltd.	1.84 ~ 4.12		450,000	600,000
Overdrawn account	2.53 ~ 2.66		104,171	155,000
SPC borrowings	1.64 ~ 2.41		1,771,440	1,855,132

		~~W~~	3,080,611	3,408,332

19.	Debentures

Debentures as of December 31, 2016 and 2015 are summarized as follows:

	Maturity	Interest rate (%)	2016		2015
Debentures in won	2017.01.02 ~ 2023.08.11	1.47 ~ 4.60	~~W~~	10,970,500	9,686,000
Less: discount				(10,553)	(15,121)

				10,959,947	9,670,879
Debentures in foreign currency	2017.09.22	1.50		96,680	93,760
Less: discount				(49)	(323)

				96,631	93,437

			~~W~~	11,056,578	9,764,316

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

20.	Employee Benefits

(a)	Defined benefit plan assets and liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Present value of defined benefit obligations	~~W~~	241,396	216,496
Fair value of plan assets		(207,371)	(195,336)

Recognized liabilities for defined benefit obligations	~~W~~	34,025	21,160

(b)	Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Defined benefit obligation		Plan assets	Net defined Benefit obligation
Beginning balance	~~W~~	216,496	(195,336)	21,160
Recognized in profit or loss as incurred:
Current service cost		19,737	—	19,737
Interest expense (income)		7,616	(6,870)	746

		27,353	(6,870)	20,483

Recognized in other comprehensive income:
Remeasurement loss (gain)
-Actuarial losses (gains)
Demographic assumptions		(2,576)	—	(2,576)
Financial assumptions		12,739	—	12,739
Experience adjustments.		(6,372)	—	(6,372)
-Return on plan assets		—	3,565	3,565

		3,791	3,565	7,356

Others:
Contributions paid into the plan		—	(22,300)	(22,300)
Benefits paid by the plan		(6,386)	13,570	7,184
Others (*)		142	—	142

		(6,244)	(8,730)	(14,974)

Ending balance	~~W~~	241,396	(207,371)	34,025

(*)	Transfer from/to related parties

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

20.	Employee Benefits, continued

	2015
	Defined benefit obligation		Plan assets	Net defined benefit obligation
Beginning balance	~~W~~	184,147	(173,736)	10,411
Recognized in profit or loss as incurred:
Current service cost		18,489	—	18,489
Interest expense(income)		7,353	(6,937)	416

		25,842	(6,937)	18,905

Recognized in other comprehensive income:
Remeasurement loss (gain)
-Actuarial losses (gains)
Demographic assumptions		(6)	—	(6)
Financial assumptions		19,226	—	19,226
Experience adjustments.		999	—	999
- Return on plan assets		—	3,310	3,310

		20,219	3,310	23,529

Others:
Contributions paid into the plan		—	(22,000)	(22,000)
Benefits paid by the plan		(13,935)	4,027	(9,908)
Others (*)		223	—	223

		(13,712)	(17,973)	(31,685)

Ending balance	~~W~~	216,496	(195,336)	21,160

(*)	Transfer from/to related parties

(c)	Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2016 and 2015 are as follows:

	2016			2015
	Amounts		Ratio	Amounts	Ratio
Cash and due from banks	~~W~~	81,108	39.1%	104,370	53.4%
Securities		125,561	60.6%	90,093	46.2%
Others		702	0.3%	873	0.4%

Fair value of plan assets	~~W~~	207,371	100.0%	195,336	100.0%

(d)	Actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	2016	2015
Discount rate (AA0)	3.22%	3.53%
Future salary increasing rate	2.72% + upgrade rate	2.68% + upgrade rate
Average expected remaining years of service	11.28 years	16.51 years

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

20.	Employee Benefits, continued

(e)	Sensitivity analysis

This analysis is based on actuarial assumptions variances that the Company considered to be reasonably possible at the reporting date.

	Changes in the amount of defined benefit obligations
Discount rate (1% decrease)	~~W~~	27,729
Discount rate (1% increase)		(24,096)
Future salary increasing rate (1% decrease)		(24,437)
Future salary increasing rate (1% increase)		27,600

Sensitivity analysis doesn’t consider the variance of all cash flows expected to occur in the plan, but provides approximation of the sensitivity to the assumptions.

(f)	The amounts recognized as expenses for defined contribution plans are ~~W~~1,862 million and ~~W~~1,875 million for the years ended December 31, 2016 and 2015, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

21.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Allowance for litigation		Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Other	Total
Beginning balance	~~W~~	2,169	27,649	332,316	7,279	3,136	372,549
Provision (reversal)		116	51,745	21,989	25	312	74,187
Payment		(1,283)	(54,299)	—	—	(1,528)	(57,110)
Others		—	—	—	47	—	47

Ending balance	~~W~~	1,002	25,095	354,305	7,351	1,920	389,673

	2015
	Allowance for litigation		Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Other	Total
Beginning balance	~~W~~	5,484	33,112	316,165	8,239	3,161	366,161
Provision (reversal)		(483)	43,975	16,151	(647)	2,408	61,404
Payment		(2,832)	(49,438)	—	(411)	(2,433)	(55,114)
Others		—	—	—	98	—	98

Ending balance	~~W~~	2,169	27,649	332,316	7,279	3,136	372,549

22.	Other Liabilities

Details of other liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Accounts payable	~~W~~	2,450,927	1,934,671
Accrued expenses		216,851	240,394
Advances from customers		99,085	148,426
Unearned revenue		278,157	264,478
Withholdings		236,979	367,433
Guarantee deposits, net		278,916	259,617
Advances of gift card and others		31,898	32,163
Others		4,180	3,376

	~~W~~	3,596,993	3,250,558

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

23.	Deferred Revenue of Customer Loyalty Programmes

Changes in deferred revenue of customer loyalty programmes for the years ended 2016 and 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	181,557	167,924
Deferred		291,679	283,813
Recognition as revenue		(283,406)	(270,180)

Ending balance	~~W~~	189,830	181,557

24.	Equity

(a)	Equity as of December 31, 2016 and 2015 is summarized as follows:

	2016		2015
Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944

		860,592	860,592

Capital adjustments
Stock options		(370)	417
Other capital adjustments		—	(59)

		(370)	358

Accumulated other comprehensive income
Unrealized gain on valuation of available-for-sale financial assets		166,296	313,709
Effective portion of valuation loss on cash flow hedges		(3,927)	(8,920)
Remeasurements of the defined benefit obligations		(44,310)	(38,734)

		118,059	266,055

Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to “Note 25”)		387,038	433,648
Voluntary reserve		11,216	10,216
Retained earnings(*)		3,582,334	3,708,809

		4,294,012	4,466,097

	~~W~~	5,899,140	6,219,949

(*)	~~W~~1,314 million of reserve for credit losses, plans to reserve for 2016 and ~~W~~46,610 million of reserve for credit losses was reversed to retained earnings in 2015.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

24.	Equity, continued

(b)	Capital stock and capital surplus

As of December 31, 2016 and 2015, par value of common stock is ~~W~~5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)	Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2015 are as follows:

	2015
	Valuation of available-for-sale financial assets		Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total

Balance at January 1, 2015	~~W~~	362,814	(10,310)	(20,898)	331,606
Changes in fair value		74,095	—	(23,529)	50,566
Exchange rate differences		27,218	—	—	27,218
Changes in fair value of cash flow hedges		—	249	—	249
Reclassification to profit or loss		(166,095)	1,584	—	(164,511)
Deferred tax effect		15,677	(443)	5,693	20,927

Balance at December 31, 2015	~~W~~	313,709	(8,920)	(38,734)	266,055

	2016
	Valuation of available-for-sale financial assets		Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total
Balance at January 1, 2016	~~W~~	313,709	(8,920)	(38,734)	266,055
Changes in fair value		5,988	—	(7,356)	(1,368)
Exchange rate differences		(2,412)	—	—	(2,412)
Changes in fair value of cash flow hedges		—	9,507	—	9,507
Reclassification to profit or loss		(198,053)	(2,920)	—	(200,973)
Deferred tax effect		47,064	(1,594)	1,780	47,250

Balance at December 31, 2016	~~W~~	166,296	(3,927)	(44,310)	118,059

(d)	Earned surplus reserves

The Korean Commercial Act acquires the Company to accumulate, as its earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company’s capital. No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholders’ meeting.

(e)	Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to K-IFRSs at its fair value and use that fair value as its deemed cost at that date. Revaluation surplus as a result of revaluation was classified as dividend restriction by the board of directors. Also, in accordance with amended Credit Information Use and Protection Act, the Company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

24.	Equity, continued

(e)	Voluntary reserve, continued

Details of voluntary reserve as of December 31, 2016 and 2015 are as follows:

	2016		2015
Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	—

	~~W~~	11,216	10,216

(f)	Statements of appropriation of retained earnings for the years ended December 31, 2016 and 2015 are as follows:

Expected date of Appropriation for 2016: March 23, 2017

Date of Appropriation for 2015: March 23, 2016

(In millions of won, except dividends per share)	2016		2015
Unappropriated retained earnings
Balance at beginning of year	~~W~~	2,854,392	3,015,994
Profit for the year		727,942	692,815

		3,582,334	3,708,809

Reversal of reserve for credit losses		—	46,610

Balance at end of year before appropriation		3,582,334	3,755,419

Appropriation of retained earnings
Claim reserves for on-line transactions		—	1,000
Transfer to reserve for credit losses		1,314	—
Cash dividends		400,054	900,027
Dividends per share (dividend as a percentage of par value):
~~W~~3,191 (63.82%) for 2016
~~W~~7,179 (143.58%) for 2015

		401,368	901,027

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,180,966	2,854,392

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

25.	Reserve for Credit Losses

In accordance with Regulations for the Supervision of Financial Institutions, the Company reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions in the account of reserve for legal reserve for credit losses.

(a)	Reserve for credit losses as of December 31, 2016 and 2015 are summarized as follows:

	2016		2015
Accumulated reserve for credit losses	~~W~~	387,038	433,648
Accumulated reserve for (reversal of) credit losses, scheduled		1,314	(46,610)

Ending balance of reserve for credit losses	~~W~~	388,352	387,038

(b)	Details of profits after adjusting for reversal of (reserve for) credit losses and provision for reserve for credit losses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Net income for the year	~~W~~	727,942	692,815
Reversal of (reserve for) credit losses		(1,314)	46,610

Profits after adjusting for reserve for credit losses, scheduled	~~W~~	726,628	739,425

Earnings per share after adjusting credit losses (in won)	~~W~~	5,796	5,898

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

26.	Operating Revenue

Operating revenues for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Interest income	~~W~~	1,860,375	1,789,633
Fee and commission income		2,382,443	2,428,611
Dividend income		24,876	27,240
Gain on valuation and disposition of trading financial assets		10,360	10,256
Gains related to derivatives		2,920	240
Gains on foreign currency transaction		35,305	32,865
Gains on disposition of available-for-sale financial assets		208,450	183,581
Reversal of impairment losses on financial assets		8,087	12,019
Other operating income		66,341	115,764

	~~W~~	4,599,157	4,600,209

27.	Earnings Per Share

Earnings per share for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won, except shares outstanding and earnings per share)
	2016		2015
Net income	~~W~~	727,942	692,815
Weighted average number of common stocks outstanding		125,369,403	125,369,403

Earnings per share (in won)	~~W~~	5,806	5,526

The Company had no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods. Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2016 and 2015.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

28.	Share-Based Payment

Share-based payment as of December 31, 2016 is summarized as follows:

(a)	Share-based payment arrangements with performance conditions

(i)	Performance share granted as of December 31, 2016 are as follows:

	Granted as of 2012	Granted as of 2013	Granted as of 2014	Granted as of 2015	Granted as of 2016

Type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type

Vesting period	2012 ~ 2014	2013 ~ 2015	2014 ~ 2016	2015 ~ 2017	2016 ~ 2018

Performance condition	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)

Estimated number of shares granted	23,814 shares	49,780 shares	35,098 shares	53,823 shares	65,657 shares

(ii)	Granted shares and the fair value of grant date as of December 31, 2016 are as follows:

(In won, except grant shares)
Grant date	Grant shares	Exercise shares	Fair value(*)	Estimated shares(**)
February 28, 2012	28,200	17,570	46,650	17,786
August 24, 2012	9,300	5,382	36,150	6,028
January 1, 2013	89,800	—	40,050	26,427
February 22, 2013	10,100	—	42,350	6,514
May 27, 2013	10,100	—	40,250	844
August 27, 2013	24,000	—	39,700	15,995
January 1, 2014	23,600	—	47,300	21,866
February 10, 2014	9,400	—	42,800	7,742
March 31, 2014	4,700	—	47,000	3,268
July 24, 2014	1,600	—	46,550	652
August 22, 2014	4,700	—	51,800	1,570
January 1, 2015	50,700	—	44,500	45,313
February 4, 2015	4,500	—	45,700	3,766
August 24, 2015	4,500	—	40,250	1,475
August 27, 2015	10,200	—	39,600	3,269
January 1, 2016	74,200	—	39,000	48,829
February 4, 2016	15,400	—	38,150	12,846
June 3, 2016	5,200	—	38,800	2,770
August 1, 2016	1,900	—	40,650	729
October 31, 2016	3,100	—	43,850	483

	385,200	22,952		228,172

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

28.	Share-Based Payment, continued

(a)	Share-based payment arrangements with performance conditions, continued

(*)	The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.
(**)	Grant shares at grant date were adjusted pursuant to increase rate of stock price and achievement of target ROE based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b)	Stock compensation costs for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Stock options	~~W~~	—	(3)
Share-based payment arrangements with performance conditions		2,574	2,602

	~~W~~	2,574	2,599

(c)	Details of accrued expenses and the intrinsic value as of December 31, 2016 are as follows:

	Accrued expense related to compensation expenses associated with share based payments		Intrinsic values (*)
Share-based payment arrangements with performance conditions (**)	~~W~~	9,059	9,059

(*)	The fair value of share-base arrangements with performance conditions is considered as intrinsic value.
(**)	Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2016, and have been recognized as liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

29.	Net Interest Income

Details of net interest income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015

Interest incomes
Cash and due from banks	~~W~~	1,963	4,668
Credit card assets		1,718,491	1,648,435
Loans		9,086	8,021
Installment loans		90,456	89,028
Financing leases		38,740	37,669
Others		1,639	1,812

		1,860,375	1,789,633

Interest expenses
Borrowings		(76,523)	(98,873)
Debentures		(304,549)	(340,588)
Others		(6,239)	(6,577)

		(387,311)	(446,038)

Net interest income	~~W~~	1,473,064	1,343,595

Interest income on impaired financial assets for the years ended December 31, 2016 and 2015 are ~~W~~12,888 million and ~~W~~15,103 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

30.	Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Fee and commission income
Credit card assets	~~W~~	2,324,289	2,335,880
Loans		3,082	31,250
Installment loans		4,680	4,284
Financing leases		7,963	4,165
Other (*)		42,429	53,032

		2,382,443	2,428,611

Fee and commission expense
Credit card assets		(2,087,823)	(2,033,047)
Installment loans		(19,638)	(13,295)
Financing leases		(404)	(372)
Other (*)		(46,766)	(125,493)

		(2,154,631)	(2,172,207)

Net fee and commission income	~~W~~	227,812	256,404

(*)	Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2016 and 2015, the amount of income related to debt exemption and debt suspension are ~~W~~42,418 million and ~~W~~53,010 million, respectively, and the amount of expense are ~~W~~8,902 million and ~~W~~10,664 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

31.	Dividend Income

Details of dividend income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Available-for-sale financial assets in won	~~W~~	22,204	23,736
Available-for-sale financial assets in foreign currency		2,672	3,504

	~~W~~	24,876	27,240

32.	Impairment Loss and Reversal on Financial Assets

Details of impairment loss and reversal on financial assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Impairment loss
Loans and receivables	~~W~~	(321,194)	(308,352)
Other assets		(14,889)	(9,537)

		(336,083)	(317,889)

Reversal
Available-for-sale financial assets		8,087	12,019

Net impairment loss on financial assets	~~W~~	(327,996)	(305,870)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

33.	General Administrative Expenses

General administrative expenses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015

Relate to employees
Salaries and wages	~~W~~	167,250	171,789
Bonus		48,747	53,448
Incentive of result		27,040	22,146
Share-based compensation expense		2,574	2,599
Employee benefits		77,207	81,868
Travel		6,186	6,269
Defined benefit		20,483	18,905
Defined contribution		1,862	1,875
Honorary retirement allowance		942	37,218

		352,291	396,117

Depreciation and amortization
Depreciation		24,021	33,679
Amortization		19,779	21,967
Others		35	100

		43,835	55,746

Other general administrative expenses
Communication		50,114	49,857
Utility		18,635	18,976
Vehicles Maintenance		3,517	3,831
Supplies		11,340	12,568
Rent		23,132	24,226
Insurance		3,801	1,172
Repairs		161	157
Entertainment		1,697	1,709
Advertising		29,887	21,363
Sales promotion		169,537	138,926
Training		2,953	3,054
Publication		408	375
Freight		612	745
Provision (reversal of) for asset retirement obligation		25	(647)
Taxes and dues		34,245	33,951

		350,064	310,263

	~~W~~	746,190	762,126

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

34.	Other Operating Income and Expenses

Other operating income and expenses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Other operating income
Gains on recovery of bad debt	~~W~~	10,632	23,314
Gains on sale of loans		35,364	70,347
Others		20,345	22,103

		66,341	115,764

Other operating expenses
Provision of allowance for unused loan commitments		(21,989)	(16,151)
Others		(659)	(769)

		(22,648)	(16,920)

	~~W~~	43,693	98,844

35.	Non-Operating Income and Expenses

Non-operating income and expenses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Non-operating income
Gains on disposition of property and equipment	~~W~~	545	74
Gains on disposition of intangible assets		3	106
Reversal of impairment losses on intangible assets		—	950
Reversal of allowance for litigation		—	483
Others		742	499

		1,290	2,112

Non-operating expenses
Donations		(3,736)	(3,727)
Provision for allowance for litigation		(116)	—
Losses on disposition of property and equipment		(88)	(233)
Impairment loss of intangible assets		(62)	—
Losses on disposition of intangible assets		(76)	(69)
Others		(1,332)	(168)

		(5,410)	(4,197)

	~~W~~	(4,120)	(2,085)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

36.	Income Taxes

(a)	The components of income tax expense for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Current income tax payable	~~W~~	230,434	206,059
Adjustments to the income tax expense for prior period		(264)	(11,816)
Changes in deferred tax due to temporary differences		(43,595)	(9,840)
Income tax expense associated with items recorded in equity		47,482	15,397
Others		(23,510)	(17,036)

Income taxes	~~W~~	210,547	182,764

(b)	The relationship between income tax expense and profit before income taxes for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Profit before income taxes (A)	~~W~~	938,489	875,579
Income taxes at applicable tax rate		227,114	211,890
Adjustments:
Non-taxable income		(288)	(372)
Non-deductible expense		777	852
Tax deductions		(401)	(557)
Consolidated tax return effect and others		(16,655)	(29,049)

		210,547	(29,126)

Income taxes (B)	~~W~~	(288)	182,764

Effective tax rate (B/A)		22.43%	20.87%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

36.	Income Taxes, continued

(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Beginning deferred tax assets (liabilities)		Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)
Accounts receivable	~~W~~	70	—	—	70
Available-for-sale financial assets		79,640	(2,673)	—	76,967
Valuation on available-for-sale financial assets		(100,155)	—	47,064	(53,091)
Valuation on property and equipment, depreciation and others		(1,877)	(139)	—	(2,016)
Deferred loan origination costs		(8,320)	(294)	—	(8,614)
Derivative assets (liabilities)		2,848	—	(1,594)	1,254
Accrued expenses		15,519	1,201	—	16,720
Liability for defined benefit obligations		59,676	3,420	917	64,013
Plan assets		(41,546)	(6,023)	863	(46,706)
Other provisions		148,292	3,144	—	151,436
Others		(1,169)	(2,291)	—	(3,460)

	~~W~~	152,978	(3,655)	47,250	196,573

	2015
	Beginning deferred tax assets (liabilities)		Change in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)
Accounts receivable	~~W~~	70	—	—	70
Available-for-sale financial assets		81,544	(1,904)	—	79,640
Valuation on available-for-sale financial assets		(115,832)	—	15,677	(100,155)
Valuation on property and equipment, depreciation and others		(1,905)	28	—	(1,877)
Deferred loan origination costs		(7,162)	(1,158)	—	(8,320)
Derivative assets (liabilities)		3,291	—	(443)	2,848
Accrued expenses		9,835	5,684	—	15,519
Liability for defined benefit obligations		35,421	19,362	4,893	59,676
Plan assets		(32,739)	(9,608)	801	(41,546)
Other provisions		153,824	(5,532)	—	148,292
Others		16,791	(17,960)	—	(1,169)

	~~W~~	143,138	(11,088)	20,928	152,978

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

36.	Income Taxes, continued

(d)	Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2016 and 2015 are as follows.

	2016
	December 31, 2016			January 1, 2016		Change in tax effect
	Amount		Tax effect	Amount	Tax effect
Changes in fair value of available-for-sale financial assets	~~W~~	166,296	(53,091)	313,709	(100,155)	47,064
Effective portion of valuation gain or loss on cash flow hedges		(3,927)	1,254	(8,920)	2,848	(1,594)
Capital adjustments		—	—	(154)	49	(49)
Remeasurements of defined benefit obligations		(44,310)	14,146	(38,733)	12,366	1,780

	~~W~~	118,059	(37,691)	265,902	(84,892)	47,201

	2015
	December 31, 2015			January 1, 2015		Change in tax effect
	Amount		Tax effect	Amount	Tax effect
Changes in fair value of available-for-sale financial assets	~~W~~	313,709	(100,155)	362,814	(115,832)	15,677
Effective portion of valuation gain or loss on cash flow hedges		(8,920)	2,848	(10,310)	3,291	(443)
Capital adjustments		(154)	49	(154)	49	—
Remeasurements of defined benefit obligations		(38,733)	12,366	(20,898)	6,672	5,694

	~~W~~	265,902	(84,892)	331,452	(105,820)	20,928

(e)	The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities before offsetting as of December 31, 2016 and 2015 are as follows:

	2016		2015
Deferred tax assets	~~W~~	310,460	306,045
Deferred tax liabilities		(113,887)	(153,067)

	~~W~~	196,573	152,978

(f)	Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

36.	Income Taxes, continued

(g)	As of December 31, 2016 and 2015, current tax liabilities are ~~W~~128,669 million and ~~W~~110,726 million respectively. For consolidated tax return, the amount is paid to the taxation authorities through the controlling company of the Group.

37.	Statements of Cash Flows

(a)	Details of cash and cash equivalents as of December 31, 2016 and 2015 are summarized as follows:

	2016		2015
Cash	~~W~~	—	—
Available deposits from banks
Deposits on demand		264,131	278,064
Current deposits		1,768	1,447
Foreign currency deposits		6	—
Others		—	1,213

		265,905	280,724

Cash and cash equivalents	~~W~~	265,905	280,724

(b)	The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)	Reconciliations of the amounts of cash and cash equivalents in the statement of cash flows with the equivalent items reported in the statement of financial position as of December 31, 2016 and 2015 are as follows:

	2016		2015
Cash and cash equivalents in the statements of financial position	~~W~~	266,326	281,147
Adjustment:
Restricted due from banks		(421)	(423)

Cash and cash equivalents in the statements of cash flows	~~W~~	265,905	280,724

(d)	The Company presents statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2016 and 2015 are as summarized follows:

	2016		2015
Valuation of available-for-sale financial assets	~~W~~	3,576	101,313
Valuation of derivatives		6,587	1,833

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

38.	Contingent Liabilities and Commitments

(a)	Contingent liabilities

The Company has 8 pending lawsuits as a defendant as of December 31, 2016 for a total claim amount of ~~W~~4,614 million. A legal provision of ~~W~~1,002 million is included in the allowance for litigation in the accompanying separate financial statements. Additional losses may be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

(b)	ABS commitments

In trust-type asset securitizations, Trust company can demand the Controlling Company to transfer additional assets if the transferred assets are below the agreed minimum amount. As prescribed by the respective asset transfer agreements and other contracts, the Controlling Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods. Investor Interest based on transferred assets are provided as collateral for asset-backed securities. As of December 31, 2016, the Company has no additional obligation for the asset-backed securities.

The Controlling Company has entered into an agreement with the Trust company to provide asset management services for the transferred assets. Under the agreement, the Controlling Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

39.	Transfer of Financial Instruments

The Company has transferred some of its financial instruments to Trust company pursuant to the Asset-Backed Securitization Act. However, the Company retains the risks and rewards of ownership of financial assets and continues to recognize the asset and the relevant liability.

(a)	The initial transfer price of the credit card assets sold by Asset-Backed Securitization Act as of December 31, 2016 and 2015 is as summarized as follows:

	Initial transfer date	2016		2015
Shinhan Card 2015-1	2015.11.12	~~W~~	—	796,302
Shinhan Card 2016-1	2016.02.02		826,549	—

		~~W~~	826,549	796,302

(b)	December 31, 2016 and 2015, the financial assets that have not been qualified for derecognition, and the liabilities relevant to such assets are summarized as follows:

	2016		2015
Loan and receivables	~~W~~	2,752,939	3,165,512
Borrowings		1,771,440	1,855,132

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions

(a)	As of December 31, 2016, related parties of the Company are summarized as follows:

Name of company	Control relationship
Shinhan Financial Group Co., Ltd	Parent company
Shinhan Finance LLC	Subsidiaries
Shinhan Indo Finance	Subsidiaries
Shinhan Microfinance Co., Ltd	Subsidiaries
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan Data System Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Private Equity Investment Management	Other related parties
Shinhan BNP Paribas ITMC Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Aju Capital Co., Ltd.	Other related parties
Jaeyoung Solutec Co., Ltd.	Other related parties
Sementic Co., Ltd. (*)	Other related parties
Branbil Co., Ltd. (*)	Other related parties

(*)	Sementic Co., Ltd. and Branbil Co., Ltd. were included in scope of the company related parties as Shinhanbank recognized Sementic Co., Ltd. and Branbil Co., Ltd. as its related parties for the year ended December 31, 2016.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

(b)	Significant transactions with related parties for the years ended December 31, 2016 and 2015 are as follows:

	2016			2015
Related party / Account	Revenue		Expense	Revenue	Expense
Shinhan Financial Group Co., Ltd.
Interest expense	~~W~~	—	15,132	—	31,217
Fee and commission income		9	—	3	—
Fee and commission expense		—	9,089	—	13,683
Bad debt expenses		—	1	—	—
Reversal of allowance for doubtful accounts		—	—	1	—
Shinhan Indo Finance
Fee and commission income		28	—	—	—
Gains on disposition of property and equipment		499	—	—	—
Shinhan Bank
Interest income		144	—	221	—
Interest expense		—	417	—	199
Fee and commission income		891	—	415	—
Fee and commission expense		—	180,236	—	175,875
Bad debt expenses		—	17	—	5
Reversal of allowance for doubtful accounts		—	—	10	—
Other general and administrative expense		—	1,623	—	1,730
Other operating income		42	—	38	—
Shinhan Credit Information Co., Ltd.
Fee and commission income		3	—	1	—
Fee and commission expense		—	10,361	—	10,824
Bad debt expenses		—	1	—	1
Shinhan Life Insurance Co., Ltd.
Fee and commission income		13,664	—	10,680	—
Fee and commission expense		—	38	—	28
Bad debt expenses		—	7	—	1
Employee benefits		—	168	—	188
Shinhan Data System Co., Ltd.
Fee and commission income		11	—	2	—
Fee and commission expense		—	15,703	—	16,943
Bad debt expenses		—	1	—	1
Depreciation expenses		—	909	—	807
Other general and administrative expense		—	1	—	11
Shinhan Investment Corp.
Interest income		67	—	137	—
Interest expense		—	20	—	20
Fee and commission income		272	—	221	—
Fee and commission expense		—	365	—	304
Bad debt expenses		—	3	—	7
Other general and administrative expense		—	9	—	96

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

	2016			2015
Related party / Account	Revenue		Expense	Revenue	Expense
Jeju Bank
Interest income	~~W~~	1	—	1	—
Fee and commission income		18	—	27	—
Fee and commission expense		—	7	—	6
BNP Paribas Cardif Life Insurance
Fee and commission income		307	—	484	—
Bad debt expenses		—	1	—	1
Shinhan Savings Bank
Fee and commission expense		—	1	—	1
Bad debt expenses		—	1	—	1
Shinhan Aitas Co., Ltd.
Bad debt expenses		—	1	—	1
Shinhan Capital Co., Ltd.			—
Bad debt expenses		—	1	—	1
Other general and administrative expense		—	3	—	—
Shinhan Private Equity Investment Management			—
Fee and commission expense		—	—	—	1
Bad debt expenses		—	1	—	—
Reversal of allowance for doubtful accounts		1	—	1	—
Shinhan BNP Paribas ITMC Co., Ltd.
Fee and commission income		—	—	2	—
Fee and commission expense		—	—	—	2
Bad debt expenses		—	1	—	1
SHC Management Co., Ltd.
Other operating income		55	—	55	—
BNP Paribas Cardif General Insurance
Fee and commission income		2	—	8	—
Bad debt expenses		—	1	—	1
Kukdong Co., Ltd. (*)
Reversal of allowance for doubtful accounts		—	—	1	—
Aju Capital Co., Ltd.
Fee and commission expense		—	302	—	694
Bad debt expenses		—	3	—	2
UAMCO., Ltd. (*)
Bad debt expenses		—	—	—	1
Jaeyoung Solutec Co., Ltd.
Bad debt expenses		—	1	—	1
Sementic Co., Ltd. (**)
Bad debt expenses		—	1	—	—
Branbil Co., Ltd. (**)
Bad debt expenses		—	1	—	—

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

(*)	Kukdong Co., Ltd. And UAMCO., Ltd. were excluded from the scope of related parties for the years ended December 31, 2016.
(**)	For the year ended December 31, 2016, Sementic Co., Ltd. and Branbil Co., Ltd. became related parties and all the transaction occurred during the relevant period have been presented.

(c)	Significant balances with the related parties as of December 31, 2016 and 2015 are summarized as follows:

	2016			2015
Related party / Account	Assets		Liabilities	Assets	Liabilities
Shinhan Financial Group Co., Ltd.
Credit card assets	~~W~~	234	—	234	—
Finance lease assets		110	—	96	—
Consolidated tax accounts		—	—	28	—
Borrowings		—	450,000	—	600,000
Current tax liabilities		—	128,669	—	110,726
Accrued expenses		—	10,195	—	9,490
Allowance for doubtful accounts		—	2	—	2
Shinhan Bank
Cash and due from banks		80,873	—	85,454	—
Credit card assets		4,302	—	3,579	—
Finance lease assets		7,952	—	4,813	—
Prepaid expenses		162	—	238	—
Accrued income		1	—	1	—
Guarantee deposits		15,579	—	16,550	—
Derivative liabilities		—	3,521	—	9,450
Allowance for asset retirement obligation		—	695	—	729
Accounts payable		—	6	—	12
Accrued expenses		—	1,917	—	2,028
Allowance for doubtful accounts		—	43	—	26
Shinhan Credit Information Co., Ltd.
Credit card assets		99	—	80	—
Finance lease assets		52	—	—	—
Accounts payable		—	1,001	—	1,049
Allowance for doubtful accounts		—	1	—	1
Shinhan Life Insurance Co., Ltd.
Credit card assets		2,574	—	2,406	—
Accounts payable		—	44	—	324
Accrued expenses		—	13	—	—
Allowance for doubtful accounts		—	21	—	14
Shinhan Data System Co., Ltd.
Credit card assets		203	—	157	—
Finance lease assets		101	—	56	—
Allowance for doubtful accounts		—	2	—	1

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

	2016			2015
Related party / Account	Assets		Liabilities	Assets	Liabilities
Shinhan Investment Corp.
Cash and due from banks	~~W~~	868	—	514	—
Credit card assets		1,714	—	1,977	—
Prepaid expenses		10	—	6	—
Guarantee deposits		976	—	976	—
Allowance for asset retirement obligation		—	66	—	66
Accounts payable		—	1	—	1
Allowance for doubtful accounts		—	25	—	22
Jeju Bank
Cash and due from banks		103	—	128	—
Accounts payable		—	6	—	16
BNP Paribas Cardif Life Insurance
Credit card assets		127	—	108	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Saving Bank
Credit card assets		97	—	52	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Aitas Co., Ltd.
Credit card assets		210	—	116	—
Allowance for doubtful accounts		—	2	—	1
Shinhan Capital Co., Ltd.
Credit card assets		122	—	115	—
Allowance for doubtful accounts		—	1	—	1
Shinhan Private Equity Investment Management, Inc.
Credit card assets		15	—	17	—
Allowance for doubtful accounts		—	1	—	1
Shinhan BNP Paribas ITMC Co., Ltd.
Credit card assets		124	—	161	—
Allowance for doubtful accounts		—	1	—	1
BNP Paribas Cardif General Insurance
Credit card assets		44	—	28	—
Allowance for doubtful accounts		—	1	—	1
Kukdong Co., Ltd. (*)
Credit card assets		—	—	11	—
Allowance for doubtful accounts		—	—	—	1
Aju Capital Co., Ltd.
Credit card assets		1,922	—	2,165	—
Allowance for doubtful accounts		—	16	—	13
UAM Co., Ltd. (*)
Credit card assets		—	—	42	—
Allowance for doubtful accounts		—	—	—	1

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Related Party Transactions, continued

	2016			2015
Related party / Account	Assets		Liabilities	Assets	Liabilities
Jaeyoung Solutec Co., Ltd.
Credit card assets	~~W~~	42	—	40	—
Allowance for doubtful accounts		—	1	—	1
Sementic Co., Ltd. (**)
Credit card assets		1	—	—	—
Allowance for doubtful accounts		—	1	—	—
Branbil Co., Ltd. (**)
Credit card assets		3	—	—	—
Allowance for doubtful accounts		—	1	—	—

(*)	Kukdong Co., Ltd. and UAMCO., Ltd. were excluded from the scope of related parties for the years ended December 31, 2016.
(**)	For the year ended December 31, 2016, Sementic Co., Ltd. and Branbil Co., Ltd. became related parties and the relevant account receivables and payables were presented.

(d)	Financing transactions between the related parties for the years ended December 31, 2016 and 2015 are summarized as follows:

		2016			2015
Control relationship	Related party	Borrowing		Repayment	Borrowing	Repayment
Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	300,000	(450,000)	—	(100,000)

(e)	Key management personnel compensations for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Salaries and wages	~~W~~	2,559	2,791
Post-employment benefits		48	60
Share-based payments		1,354	1,256

	~~W~~	3,961	4,107

(f)	The guarantee provided between the related parties as of December 31, 2016 and 2015 is as follows:

		Amount of guarantee
Guarantor	Guaranteed Party	2016		2015	Account
Shinhan Card	Shinhan Indo Finance	~~W~~	26,940	—	Borrowing guarantee

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Card Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Card Co., Ltd. (the “Company”) as of December 31, 2016. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A Company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2016 is not prepared in all material respects, in accordance with IACS issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2016. We did not review the Company’s IACS subsequent to December 31, 2016. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2017

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2016 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

Shinhan Card Co., Ltd.:

I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Card Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s Internal Accounting Control System (“IACS”) for the year ending December 31, 2016.

The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses.

I, as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

By /s/ Oh Hum Kwon, Internal Accounting Control Officer

By /s/ Sung Ho Wi, Chief Executive Officer

January 24, 2017